AMERICANN, INC.
                                1550 Wewatta St.
                                Denver, CO 80202
                                 (303) 862-9000


                                October 11, 2019

Jonathan Burr
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   AmeriCann, Inc.
            Form S-1
            File No. 333-233981

     AmeriCann, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to Tuesday, October 15, 2019, 3:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very Truly Yours,

                                        AMERICANN, INC.


                                        /s/ Timothy Keogh
                                        -----------------------
                                        Timothy Keogh
                                        Chief Executive Officer